GENENTA SCIENCE S.P.A.

Olgettina No. 58

20132 Milan, Italy

May 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Cindy Polynice

Re:	Genenta Science S.p.A.
Registration Statement on Form F-3 (File No. 333-271901) filed May 12, 2023.

Requested Date: May 24, 2023

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Genenta Science S.p.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form F-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Per Chilstrom, who is an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Chilstrom at (212) 430-2669.

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Sincerely,

Genenta Science S.p.A.

By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi
Chief Executive Officer

cc:	Richard B. Slansky, Chief Financial Officer
Genenta Science S.p.A.

Per B. Chilstrom, Esq.
Fenwick & West LLP